C. Patrick Gadson pgadson@velaw.com

Tel +1.212.237.0198 Fax +1.917.849.5386

Via EDGAR and Email

June 22, 2020

Nicholas Panos

Senior Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Valian Afshar

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Synalloy Corporation Definitive Additional Materials filed under cover of Schedule 14A Filed June 19, 2020 by Synalloy Corporation File No. 001-05200

Dear Messrs. Panos and Afshar:

On behalf of our client, Synalloy Corporation, a Delaware corporation (the “Company”), we are writing to bring to the attention of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) certain supplemental information with respect to the Company’s letter to shareholders, filed with the Commission on June 19, 2020, File No. 001-05200 (the “Letter to Shareholders”), attached hereto as Exhibit A. Unless otherwise specified, capitalized terms used but not defined herein have the same meaning as in the Letter to Shareholders.

We respectfully advise the Staff that the Company filed the Letter to Shareholders in reliance on the Staff’s guidance for conducting shareholder meetings in light of COVID-19 concerns, issued on April 7, 2020 (the “April Guidance”). The Company did not file materials consistent with the April Guidance prior to June 19, 2020 because the Company remained hopeful that, given the contested nature of the Annual Meeting, the COVID-19 pandemic would decelerate by late June to the extent that an in-person meeting could be accommodated at the originally scheduled location in Richmond, Virginia.

Vinson & Elkins LLP Attorneys at Law Austin Dallas Dubai Hong Kong Houston London New York Richmond Riyadh San Francisco Tokyo Washington	1114 Avenue of the Americas 32nd Floor New York, NY 10036 Tel +1.212.237.0000 Fax +1.212.237.0100 velaw.com

Securities and Exchange Commission June 22, 2020 Page 2

However, on June 9, 2020, the Governor of the Commonwealth of Virginia issued Executive Order Amended Number Sixty-Five (2020) (the “Executive Order”), continuing to prohibit, among other things, gatherings and events of more than ten people at all locations and venues in Richmond, Virginia. In response to this information, the Company proceeded with changing the format of the Annual Meeting to a virtual-only meeting and, consistent with the Company’s interpretation of the April Guidance, publicly announced this change in the Letter to Shareholders following the Executive Order.

The Company is highly confident that it has provided notice sufficiently in advance of the Annual Meeting and that such security holders have been noticed of the change in location of the Annual Meeting in a timely manner. As a result, the Company does not believe that the definitive proxy statement, filed with the Commission on April 14, 2020 needs to be amended in order to reflect the change to the Annual Meeting that was described in the Letter to Shareholders.

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Securities and Exchange Commission June 22, 2020 Page 3

Please contact me directly at (212) 237-0198 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

/s/ C. Patrick Gadson
C. Patrick Gadson

cc:	Robby Peay (rpeay@synalloy.com)
Sally Cunningham (scunningham@synalloy.com)
Lawrence S. Elbaum (lelbaum@velaw.com)

Securities and Exchange Commission June 22, 2020 Page 4

Exhibit A